UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                         GL ENERGY AND EXPLORATION, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   361 783 202
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  P. J. Santos
                               295 Columbia Avenue
                   Castlegar, British Columbia, Canada V1N 1G3
                            Telephone: (250) 365-2432
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                 August 21, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 361 783 202                                          Page 2 of 5 Pages
________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     P. J. Santos
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) |X|............................................................
     (b) | |............................................................

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
________________________________________________________________________________
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
________________________________________________________________________________
                  7    SOLE VOTING POWER

                       1,000,000
NUMBER OF         ______________________________________________________________
SHARES            8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY               -0-
EACH              ______________________________________________________________
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON
WITH                   1,000,000
                  ______________________________________________________________
                  10   SHARED DISPOSITIVE POWER

                       -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
________________________________________________________________________________
12   CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
     (SEE INSTRUCTIONS)    [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.  361 783 202                                         Page 3 of 5 Pages


ITEM 1.     Securities and Issuer

            The class of equity securities to which this statement relates is Common Stock, par value $.001 per share of GL Energy and Exploration Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at Suite 300, 1497 Marine Drive, West Vancouver, British Columbia, Canada V7T 1B8.


ITEM 2.     Identity and Background

            This statement is filed on behalf of P. J. Santos (the "Reporting Person"). The Reporting Person's address is 295 Columbia Avenue, Castlegar, British Columbia, Canada V1N 1G3. The Reporting Person is a 3.8% shareholder of the Issuer.

            The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            The Reporting Person is not a party to any civil proceeding of judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


ITEM 3.     Source and Amount of Funds or Other Consideration

            The Reporting Person acquired 1,000,000 shares of the Issuer's Common Stock from a Director of the Issuer in a private transaction. The Reporting Person is a Director of the Issuer.


ITEM 4.     Purpose of Transactions

            The Reporting Person acquired the securities specified in Item 3 above for investment purposes.

            (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person does not have any agreements to acquire any additional Common Stock at this time.

            (b) The Reporting Person may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Person has not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.

            (c) The Reporting Person may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.


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


CUSIP No.  361 783 202                                         Page 4 of 5 Pages


            (d) The Reporting Person may take action to change the directors or change the size of the board and fill any newly created vacancies to effect a change of control of the Issuer. The Reporting Person has not determined at this time, however, whether he will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

                   The  Reporting  Person  has  not  determined  at  this  time, however, whether one or the other will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

                   Except as discussed above, the Reporting Person does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.


ITEM 5.     Interest in Securities of the Issuer

            The Reporting Person is the beneficial owner of an aggregate of 1,000,000 Common Stock. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person beneficially owns 3.8% of the Issuer's outstanding shares of Common Stock.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

            Not Applicable.


ITEM 7.     Material to be Filed as Exhibits

            Not Applicable.

CUSIP No. 361 783 202                                          Page 5 of 5 Pages



                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2003

                                                 /S/ P. J. Santos
                                                 -------------------------
                                                 P. J. Santos








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